UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

A2Z Cust2Mate Solutions Corp. (the “Company”) has effected a 1-for-2.5 reverse share split (“Reverse Share Split”) of its common shares, no par value per share (“Common Shares”). The Reverse Share Split became effective at 12:01 a.m. Eastern Time on October 8, 2024, and the Common Shares commenced trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on October 8, 2024. The Common Shares will continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “AZ,” and a new CUSIP number 002205102 has been assigned as a result of the Reverse Share Split.

The Reverse Share Split was primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its listing on Nasdaq. There is no guarantee the Company will meet the minimum bid price requirement.

The 1-for-2.5 reverse share split (the “Ratio”) automatically combined and converted 62,241,236 current Common Shares into 24,896,494 issued and outstanding new shares. Each outstanding share option, pre-funded warrant, share purchase warrant, and other convertible security of the Company convertible into pre-Reverse Share Split Common Shares that had not been exercised or cancelled prior to the effective date of the implementation of the Reverse Share Split were adjusted pursuant to the terms of the instrument or plan governing such security on the same Reverse Share Split Ratio described above, and each holder of such pre-Reverse Share Split convertible securities became entitled to receive post-Reverse Share Split Common Shares pursuant to such adjusted terms. The Reverse Share Split will not change the par value of the Common Shares.

No fractional shares were issued in connection with the Reverse Share Split. All fractional shares were rounded up to the next higher whole number.

The Company’s transfer agent, Olympia Trust Company, serves as exchange agent for the Reverse Share Split. Shareholders owning shares via a broker, bank, trust or other nominee had their positions automatically adjusted to reflect the Reverse Share Split, subject to such broker’s particular processes, and were not required to take any action in connection with the Reverse Share Split. Registered shareholders holding pre-split Common Shares electronically in book-entry form will need to complete a letter of transmittal to receive their new post-Reverse Share Split book-entry statement. Holders of share certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Reverse Share Split certificate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date: October 8, 2024	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated October 3, 2024